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                                  23(d)(2)(aa)

 Amendment to Investment Sub-Advisory Agreement - TA IDEX Transamerica Flexible
                                     Income

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                     TRANSAMERICA INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated March 1, 2004, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. (formerly, AEGON/Transamerica Fund Advisers, Inc.), and Transamerica Investment Management, LLC (the "Sub-Adviser") on behalf of Transamerica IDEX Mutual Funds (the "Trust") and TA IDEX Transamerica Flexible Income (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for TA IDEX Transamerica Flexible Income is as follows:

          0.30% of the first $250 million of average daily net assets; 0.25% of average daily net assets over $250 million up to $350 million; and 0.20% of average daily net assets in excess of $350 million.

In all other respects, the Sub-Advisory Agreement dated March 1, 2004, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


TRANSAMERICA INVESTMENT MANAGEMENT, LLC


By: /s/ Geoff Edelstein
    ---------------------------------
Name:  Geoff Edelstein
      -------------------------------
Title: Managing Director
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